Exhibit (a)(5)(D)

LIBERTY GLOBAL ANNOUNCES PRELIMINARY RESULTS OF MODIFIED DUTCH AUCTION TENDER OFFERS

Denver, Colorado – September 10, 2019

Liberty Global plc (NASDAQ: LBTYA, LBTYB and LBTYK) (“Liberty Global,” the “Company,” “our” or “we”) today announced the preliminary results of its modified Dutch auction tender offers, which expired one (1) minute after 11:59 p.m., New York City time, on September 9, 2019.

In accordance with the terms and conditions of the tender offers and based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offers, Liberty Global expects to acquire, though Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal, (i) approximately 24,088,242 Class A Shares at a price of $27.50 per Class A Share, and (ii) approximately 75,453,852 Class C Shares at a price of $27.00 per Class C Share, for a combined aggregate cost of approximately $2.7 billion, excluding fees and expenses relating to the tender offers.

The total number of shares expected to be acquired in the tender offers includes an additional 1,360,970 Class A Shares and 6,009,408 Class C Shares pursuant to Liberty Global’s right to increase the number of shares acquired by no more than 2% of the respective shares outstanding, without amending or extending the tender offers. The Class A Shares expected to be acquired represent approximately 11.75% of the Class A Shares outstanding, and the Class C Shares expected to be acquired represent approximately 14.70% of the Class C Shares outstanding, in each case, as of September 9, 2019.

The number of shares to be purchased and the purchase prices are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final number of shares to be purchased and the final purchase prices will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the shares accepted under the tender offers, and return of all other shares tendered and not purchased, will occur promptly thereafter.

The information agent for the tender offer is Innisfree M&A Incorporated. The depositary for the tender offer is Computershare Trust Company, N.A. The dealer managers for the tender offer are Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. For all questions relating to the tender offer, please call the information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834; banks and brokers may call either dealer manager, Credit Suisse Securities (USA) LLC at (800) 318-8219 or HSBC Securities (USA) Inc. at (888) 472-2456.

ABOUT LIBERTY GLOBAL

Liberty Global (NASDAQ: LBTYA, LBTYB and LBTYK) is one of the world’s leading converged video, broadband and communications companies, with operations in six European countries under the consumer brands Virgin Media, Telenet and UPC. We invest in the infrastructure and digital platforms that empower our customers to make the most of the digital revolution. Our substantial scale and commitment to innovation enable us to develop market-leading products delivered through next-generation networks that connect 11 million customers subscribing to 25 million TV, broadband internet and telephony services. We also serve 6 million mobile subscribers and offer WiFi service through millions of access points across our footprint.

In addition, Liberty Global owns 50% of VodafoneZiggo, a joint venture in the Netherlands with 4 million customers subscribing to 10 million fixed-line and 5 million mobile services, as well as significant investments in ITV, All3Media, ITI Neovision, LionsGate, the Formula E racing series and several regional sports networks.

FORWARD-LOOKING STATEMENTS AND DISCLAIMER

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the expected size or other terms of the tender offers and the Company’s ability to complete the tender offers. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include events that are outside of our control, such as the continued use by subscribers and potential subscribers of our and our affiliates’ services and their willingness to upgrade to our more advanced offerings; our and our affiliates’ ability to meet challenges from competition, to manage rapid technological change or to maintain or increase rates to subscribers or to pass through increased costs to subscribers; the effects of changes in laws or regulation; general economic factors; our and our affiliates’ ability to obtain regulatory approval and satisfy regulatory conditions associated with acquisitions and dispositions; our and affiliates’ ability to successfully acquire and integrate new businesses and realize anticipated efficiencies from acquired businesses; the availability of attractive programming for our and our affiliates’ video services and the costs associated with such programming; our and our affiliates’ ability to achieve forecasted financial and operating targets; the outcome of any pending or threatened litigation; the ability of our operating companies and affiliates to access cash of their respective subsidiaries; the impact of our operating companies’ and affiliates’ future financial performance, or market conditions generally, on the availability, terms and deployment of capital; fluctuations in currency exchange and interest rates; the ability of suppliers, vendors and contractors to timely deliver quality products, equipment, software, services and access; our and our affiliates’ ability to adequately forecast and plan future network requirements including the costs and benefits associated with network expansions; and other factors detailed from time to time in our filings with the Securities and Exchange Commission, including our most recently filed Form 10-K and Form 10-Q. Further, estimated cash proceeds from pending dispositions are inherently uncertain and represent management’s expectations and beliefs and do not take into account the ultimate use of the proceeds or any other changes in our capital structure or tax effects, directly or indirectly related to the pending dispositions. These forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For more information, please visit www.libertyglobal.com or contact:

Investor Relations: Matt Coates +44 20 8483 6333 John Rea +1 303 220 4238 Stefan Halters +44 20 8483 6211	Corporate Communications: Molly Bruce +1 303 220 4202 Matt Beake +44 20 8483 6428